FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 16, 2008
TO THE PROSPECTUS DATED March 18, 2008

This prospectus supplement (this “Supplement”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT”), dated March 18, 2008 (the “Prospectus”), and should be read in conjunction with the Prospectus.

The purpose of this Supplement is to update the executive officers of the REIT’s dealer-manager, Realty Capital Securities, LLC, and advisor, American Realty Capital Advisors, LLC, to disclose the REIT’s recent acquisition, to reflect the probability that we have identified an additional potential acquisition and to update disclosures about the borrowing policies.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008. As of May 9, 2008, we had received aggregate gross offering proceeds of approximately $12 million from the sale of approximately 1.2 million shares in our initial public offering. The first closing for shares of our common stock was held on March 14, 2008, and thereafter, weekly closings have occurred and will occur until termination of the offering.

Dealer Manager

The following information replaces the material concerning the executive officers of Realty Capital Securities, LLC on page 50 and 51 of the Prospectus.

Realty Capital Securities, LLC, our dealer manager, is a member firm of the Financial Industry Regulatory Authority (FINRA). Realty Capital Securities, LLC was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by American Realty Capital Trust, Inc., its affiliates and its predecessors.

Realty Capital Securities, LLC provides certain wholesaling, sales, promotional and marketing assistance services to us in connection with the distribution of the shares offered pursuant to this prospectus. It may also sell a limited number of shares at the retail level. The compensation we will pay to Realty Capital Securities, LLC in connection with this offering is described in the section of this prospectus captioned “Management Compensation.” See also “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares.”

Realty Capital Securities, LLC is controlled by Messrs Schorsch and Kahane and certain other officers. Realty Capital Securities, LLC is an affiliate of both our advisor and the property manager. See “Conflicts of Interest.”

The current officers of Realty Capital Securities, LLC are:

Name	Age	Position(s)

Nicholas Corvinus	60	Chief Executive Officer, President and Managing Director and Secretary

Thomas P. O’Neill	46	Senior Vice President and Assistant Chief Compliance Officer

Louisa Quarto	40	Senior Vice President and Chief Compliance Officer

Robert Carfagnini	36	Vice President of Operations

The backgrounds of Messrs. Corvinus, O’Neill and Carfagnini and Ms. Quarto are described below:

Nicholas Corvinus, age 60, joined American Realty Capital Advisors, LLC and Realty Capital Securities, LLC, the broker-dealer affiliate of American Realty Capital, in April 2008. Mr. Corvinus currently serves as Managing Director of American Realty Capital Advisors, LLC and CEO and President of Realty Capital Securities, LLC, where he is responsible for developing and implementing sales strategies, raising funds and building relationships with broker-dealers. Mr. Corvinus brings more than 30 years of financial industry experience in sales, business development and commercial real estate to Realty Capital Securities, LLC. Most recently, he served as Senior Vice President at Behringer Harvard. Additionally, Mr. Corvinus has over 15 years experience at Putnam Retail Management where he last served as Managing Director and was responsible for developing new business, building key relationships with wirehouses and broker-dealers and increasing sales and product recognition.

Thomas P. O’Neill is currently employed by Realty Capital Securities, LLC and American Realty Capital Advisors, LLC, both since October 2007, as Senior Vice President and Assistant Chief Compliance Officer and Vice President respectively. He is responsible for overseeing operations, due diligence and product management. He holds FINRA licenses 24, 7 and 66. He has over twenty years experience in sales, marketing and business development, both in the United States and Europe. For the past ten years, he has worked in the financial services industry, with six years (January 1998 - August 2003) spent as Financial Advisor with Merrill Lynch, and four years (August 2003 - June 2007) at Boston Capital where he held the following positions: Sales Desk Manager, Assistant Vice President, and Vice President, Director of Sales and Operations.

Louisa Quarto joined Realty Capital Securities, LLC as Senior Vice President, Key Accounts and Compliance in April 2008. Ms. Quarto was also designated Chief Compliance Officer for Realty Capital Securities, LLC in May 2008. She is also a Senior Vice President of American Realty Capital Advisors, LLC. Ms. Quarto’s responsibilities include building the independent broker-dealer selling group for American Realty Capital Trust, Inc. and overseeing the compliance activities for Realty Capital Securities, LLC. From February 1996 through April 2008 Ms. Quarto was with W. P. Carey & Co. LLC, most recently as Executive Director and Chief Management Officer of Carey Financial, LLC, the broker-dealer subsidiary of W. P. Carey, where she managed relationships with the broker-dealers that were part of the CPA® REIT selling groups. Ms. Quarto earned a Bachelor of Arts from Bucknell University and an MBA in Finance and Marketing from The Stern School of Business at New York University. She holds FINRA Series 7, 63 and 24 licenses and is a member of the Investment Program Association’s Board of Trustees as well as its Treasurer and Chair of its Finance Committee.

Robert Carfagnini is, and has been since October 2007, Vice President of Operations of Realty Capital Securities, LLC and Assistant Vice President of American Realty Capital Advisors, LLC. Mr. Carfagnini is responsible for managing and developing the transfer agent, escrow agent, custodian and third party relationships for American Realty Capital Trust, Inc. Prior to joining the advisor and dealer-manager, Mr. Carfagnini was employed by Boston Capital, one of the nation’s leading real estate financing and investment firms, from 1996 to May 2007. In his ten plus years at Boston Capital, Mr. Carfagnini held many positions in the investor services and broker dealer divisions of the firm, including Assistant Vice President, Director of Investor Services and Operations Manager. He holds FINRA Series 7, 22 and 63 securities licenses. Mr. Carfagnini is a graduate of Salem State College where he received a Bachelor of Science in Business Administration with a Management concentration.

Advisor

The following information replaces the material concerning the executive officers of American Realty Capital Advisors, LLC on page 46 of the Prospectus.

Our advisor is American Realty Capital Advisors, LLC. Our officers and two of our directors also are officers, key personnel and/or members of American Realty Capital Advisors, LLC. American Realty Capital Advisors, LLC has contractual responsibility to us and our stockholders pursuant to the advisory agreement. American Realty Capital Advisors, LLC is indirectly wholly-owned and controlled by Messrs. Schorsch and Kahane and certain other executives.

The officers and key personnel of our advisor are as follows:

Name	Age	Position(s)

Nicholas S. Schorsch	47	Chief Executive Officer

William M. Kahane	59	President, Chief Operating Officer and Treasurer

Peter M. Budko	48	Executive Vice President and Chief Investment Officer

Brian S. Block	36	Senior Vice President and Chief Financial Officer

Louisa Quarto	40	Senior Vice President

Michael Weil	41	Executive Vice President and Secretary

Nicholas Corvinus	60	Managing Director

Thomas P. O’Neill	46	Vice President

Robert Carfagnini	36	Assistant Vice President

The backgrounds of Messrs. Schorsch, Kahane, Budko, Block and Weil are described in the “Management — Executive Officers and Directors” section of this prospectus. The backgrounds of Messrs. O’Neill, Corvinus and Carfagnini and Ms. Quarto are described in the “Management — Affiliated Companies — Dealer Manager” section of this prospectus.

In addition to the directors and key personnel listed above, American Realty Capital Advisors, LLC employs personnel who have extensive experience in selecting and managing commercial properties similar to the properties sought to be acquired by us. As of the date of this prospectus our advisor is the sole limited partner of American Realty Capital Operating Partnership, L.P.

Real Property Investments

The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 84-89 of the Prospectus.

Rockland Properties

On April 25, 2008, the REIT’s Board of Trustees approved the acquisition of certain property owned by Rockland Trust Company (the “Rockland Properties”). The REIT acquired the Rockland Properties on May 2, 2008.

The purchase price for the Rockland Properties is approximately $33.0 million, including the acquisition fee and all closing costs. The acquisition is comprised of approximately $24.4 million of debt, a preferred equity investment of approximately $4.0 million from an unaffiliated entity pursuant to a limited liability agreement entered into by this unaffiliated entity and our operating partnership, American Realty Capital Operating Partnership, L.P. to obtain an indirect ownership interest in the Rockland Properties. This preferred equity investment is convertible into operating partnership units, valued at $9.00 per unit, on or before April 30, 2009, under the limited liability company agreement (such operating partnership units are convertible into shares of stock in the REIT). In addition, we borrowed $2.5 million under the borrowing facility established between the Advisor and American Realty Capital Operating Partnership, LP. The rate on this short-term borrowing is 8.0% per annum, accrued monthly, with repayment of principal permitted without penalty. We expect to immediately pay down the borrowing as we raise funds. Rockland Trust, the seller of the Rockland Properties, is an unaffiliated third party. The Rockland Properties consist of commercial bank branches, bank branch/offices and operations centers throughout Southeastern Massachusetts and Cape Cod with an aggregate of approximately 121,000 square feet. The current sole tenant of the properties is Rockland Trust Company.

Rockland Property Location	Approximate Purchase Price(1)	Approximate Compensation to Advisor and Affiliates
Middleboro, MA	$3,479,000	Total for all Properties =
Hyannis, MA	2,366,000	$566,000
Hull, MA	687,000	(Acquisition Fee + Finance
Randolph, MA	1,532,000	Coordination Fee)
Duxbury, MA	639,000
Brockton, MA	1,492,000
Centerville, MA	1,363,000

Rockland Property Location	Approximate Purchase Price(1)	Approximate Compensation to Advisor and Affiliates
Chatham, MA	1,316,000
Orleans, MA	1,123,000
Pembroke, MA	1,538,000
S. Yarmouth, MA	1,577,000
Scituate, MA	1,256,000
Rockland, MA	4,076,000
Rockland, MA	1,760,000
Hanover, MA	1,313,000
Plymouth, MA	5,150,000
Middleboro, MA	917,000
West Dennis, MA	1,376,000
Total	$32,960,000
________________

(1)	Approximate purchase price includes purchase price plus closing costs, inclusive of the acquisition fee, which equals 1% of the contract purchase price.

Each property is 100% leased on a triple-net basis to Rockland Trust Company, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The guarantor under the lease is Rockland Trust Company. Each location has four concurrent renewal options, each for a five-year term at the then prevailing market rate.

Rockland Property Location	Total Square Feet Leased	Current Annual Base Rent	Base Rent per Square Foot	Lease Term (Years
Middleboro, MA	18,520	$250,020	$13.50	10.0
Hyannis, MA	8,948	170,012	19.00	10.0
Hull, MA	1,763	49,364	28.00	10.0
Randolph, MA	3,670	110,100	30.00	10.0
Duxbury, MA	2,667	90,678	34.00	15.0
Brockton, MA	1,835	45,875	25.00	10.0
Centerville, MA	2,977	77,402	26.00	15.0
Chatham, MA	3,459	107,229	31.00	10.0
Orleans, MA	3,768	97,968	26.00	10.0
Pembroke, MA	3,213	106,029	33.00	15.0
S. Yarmouth, MA	4,727	108,721	23.00	15.0
Scituate, MA	2,706	86,592	32.00	15.0
Rockland, MA	18,425	280,981	15.25	15.0
Rockland, MA	11,027	121,297	11.00	15.0
Hanover, MA	2,828	90,496	32.00	15.0
Plymouth, MA	25,358	355,012	14.00	15.0
Middleboro, MA	2,106	63,180	30.00	15.0
West Dennis, MA	3,060	94,860	31.00	15.0
Total/ average	121,057	2,305,816	$19.05	13.2

The following table outlines the loan terms on the debt financing assumed in connection with acquisition of the Rockland Properties:

Mortgage Debt Amount	Type	Rate	Maturity Date

$ 24,412,500	Variable	30 Day LIBOR + 1.375% (1)	May 2013

______________

(1)	The Company entered into a rate lock agreement to limit its interest rate exposure. The LIBOR floor and cap are 3.54% and 4.125% (initial year), respectively.

 Independent Bank Corp. (NYSE: INDB) operates as the holding company for Rockland Trust Company (the “Bank”), which provides commercial banking, retail banking, and investment management services in Massachusetts. Its Fitch credit rating is BBB-. It offers a range of demand deposits, interest checking, money market accounts, savings accounts, and time certificates of deposit. The Bank's loan portfolio comprises commercial loans, business banking loans and consumer loans. It also provides real estate loans, which comprise commercial mortgages that are secured by nonresidential properties, residential mortgages that are secured primarily by owner-occupied residences, and mortgages for the construction of commercial and residential properties. In addition, the Bank provides investment management and trust services to individuals, small businesses, and charitable institutions, as well as serves as executor or administrator of estates. As of December 31, 2007, it operated 52 banking offices, 9 commercial banking centers, 4 investment management group offices, and 5 residential lending centers, which are located in Southeastern Massachusetts and Cape Cod. The company was founded in 1907 and is headquartered in Rockland, Massachusetts.

Independent Bank Corp. currently files its financial statement in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Independent Bank Corp. are taken from the 2005, 2006 and 2007 annual reports.

	For the Fiscal Year Ended December 31,
	2007	2006	2005
Consolidated Statements of Operations (in thousands)
Interest Income	$159,738	$167,693	$155,661
Net Interest Income after Provision for Loan Losses	93,053	100,320	101,668
Net Income	28,381	32,851	33,205

	As of the Fiscal Year Ended December 31,
	2007	2006	2005
Consolidated Balance Sheets (in thousands)
Total Assets	$2,768,413	$2,828,919	$3,041,685
Long-term Debt	504,344	493,649	587,810
Stockholders’ Equity	220,465	229,783	228,152

For more detailed financial information regarding Independent Bank Corp., please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Potential Property Investments

The following information is to be added to section in our Prospectus captioned “Potential Property Investments” on page 90 of the Prospectus.

Our advisor has identified the properties described below as potential suitable investments for us. The acquisition of the properties is subject to a number of conditions. A significant condition to acquiring the potential acquisition is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.

Rite Aid Properties

The REIT anticipates acquiring 6 Rite Aid properties (the “Rite Aid Properties”) in the second quarter of 2008. On April 25, 2008, the REIT’s Board of Trustees (with the two inside directors abstaining because the acquisition of the Rite Aid Properties is an affiliated transaction) approved the potential acquisition of the Rite Aid Properties. Although the REIT believes that the acquisition of the Rite Aid Properties is probable, there can be no assurance that this acquisition will be consummated.

The REIT anticipates that its operating partnership, American Realty Capital Operating Partnership, L.P., will enter into a purchase agreement with the obligation to purchase the Rite Aid Properties subject to customary due diligence and other conditions, as described above. The REIT will acquire the Rite Aid Properties at sellers’ cost, which does not exceed the fair market value of the Rite Aid Properties as determined by an appraisal of a qualified independent appraiser. The purchase price for the Rite Aid Properties is approximately $18.8 million, including estimated closing costs and the acquisition fee. The purchase price is expected to be comprised of approximately $12.8 million of assumed debt. In addition, we will borrow against the revolving credit facility established between the Advisor and American Realty Capital Operating Partnership, LP. The current borrowing capacity of this $10.0 million dollar facility is $3.5 million. The amount borrowed will be based on the amount of capital raised prior to acquiring the Rite Aid Properties. The rate on this short-term borrowing is 8.0% per annum, accrued monthly, with repayment of principal permitted without penalty. We expect to immediately pay down the borrowing as we raise funds. The seller of the Rite Aid Properties is an affiliated party. The Rite Aid Properties are drug stores in Ohio and Pennsylvania with an aggregate of approximately 75,000 square feet. The current sole tenant of the properties is Rite Aid and will remain the sole tenant on a triple-net or double-net lease basis.

Rite Aid Property Location	Approximate Purchase Price	Approximate Compensation to Advisor and Affiliates
Lisbon, OH	$1,508,000	Total for all Properties =
East Liverpool, OH	2,239,000	$314,000
Carrollton, OH	2,365,000	(Acquisition Fee + Finance
Cadiz, OH	1,712,000	Coordination Fee)
Pittsburgh, PA	6,313,000
Carlisle, PA	4,624,000
Total	$18,761,000

Two of the property acquisitions (the Pennsylvania properties) are subject to a triple-net lease, pursuant to which the tenant is required to pay all operating expenses and capital expenditures in addition to base rent. Four of the property acquisitions (the Ohio properties) are subject to double-net leases, pursuant to which the landlord is responsible for maintaining the property’s roof and structure, and the tenant is required to pay all other expenses associated with the property in addition to base rent. The guarantor under the lease is Rite Aid Corp. The Ohio locations have six concurrent renewal options, each for a five-year term. The Pennsylvania locations have eight concurrent renewal options, each for a five-year term. Renewal rates include certain increases for fixed percentages as well as market adjustments, as defined by the lease.

Rite Aid Property Location	Total Square Total Square Feet Leased	Current Annual Base Rent	Base Rent per Square Foot	Remaining Lease Term (Years) (1)
Lisbon, OH	10,141	$113,174	$11.16	7.7
East Liverpool, OH	11,362	169,333	14.90	9.9
Carrollton, OH	12,613	179,177	14.21	9.5
Cadiz, OH	11,335	129,024	11.38	8.4
Pittsburgh, PA	14,564	469,790	32.26	19.4
Carlisle, PA	14,564	343,728	23.60	19.4
Total	74,579	$1,404,226	$18.83	15.0
_______________

(1)	Remaining lease term as of June 30, 2008.

The following table outlines the loan terms on the debt financing assumed in connection with acquisition of the Rite Aid Properties.

Mortgage Debt Amount	Type	Rate	Maturity Date
$ 12,808,000	Fixed - Interest Only	6.97%	September 2017

Rite Aid (“RAD”) is the third largest drug store chain in the U.S., operating about 5,100 stores. Its S&P credit rating is B. We estimate store locations average about 12,150 sq. ft. RAD locates its stores in what it believes are convenient locations in fast-growing metropolitan areas. Stores sell prescription drugs and a wide variety of general merchandise (front-end products), including OTC medications, health and beauty aids, personal care items, cosmetics, greeting cards, household items, convenience foods, photo processing services, and seasonal merchandise. Sales of prescription drugs accounted for 64% of total sales in fiscal year 2007. Over-the-counter medications and personal care items generated 22% of sales in fiscal year 2007. The company distinguishes its stores from other national chain drug stores through its emphasis on private label brands and a store-within-Rite Aid stores program with General Nutrition Companies, Inc. (GNC). The company sells 3,000 private label products in its stores, contributing about 13% of front-end sales in categories where private label products are offered. The company plans to continue increasing the number of private label products after adding 244 new private label products in fiscal year 2007. RAD had opened about 1,270 GNC stores-within-Rite Aid stores as of February 2007. RAD is implementing programs directed toward its pharmacy business, including faster prescription delivery and an increased focus on attracting and retaining managed care customers. RAD is focusing efforts and resources on improving operations in its existing store base. The company's new store prototype has 13,000 sq. ft. in average selling sq. ft. and has 15,900 in overall sq. ft. RAD's goal is to open or relocate about 1,000 stores by the end of fiscal year 2012 under the new prototype. To increase pharmacy sales, the company purchases pharmacy files from other drug stores and has recently added the capability to provide pharmacy benefit management services to employers, health plans, and insurance companies. RAD intends to offer 90-day prescription refills to its customers as an alternative to mail order.

Rite Aid currently files its financial statements in reports filed with the Securities and Exchange Commission, and the following summary financial data regarding Rite Aid are taken from the 2006, 2007 and 2008 annual reports:

	Past Three Months Ended	For the Fiscal Year Ended
Consolidated Statements of Operations (in thousands)	March 1, 2008	March 1, 2008	March 3, 2007	March 4, 2006
Revenues	$6,824,822	$24,326,846	17,399,383	$17,163,044
Operating Income	(952,863)	(1,076,200)	29,862	1,276,008
Net Income	(952,180)	(1,078,990)	26,826	1,273,006

	As of the Fiscal Year Ended
Consolidated Balance Sheets (in thousands)	March 1, 2008	March 3, 2007	March 4, 2006
Total Assets	$11,488,023	$7,091,024	$6,988,371
Long-term Debt	5,610,489	2,909,983	2,298,706
Stockholders’ Equity	1,711,185	1,662,846	1,606,921

For more detailed financial information regarding Rite Aid, please refer to its financial statements, which are publicly available with the Securities and Exchange Commission at http://www.sec.gov.

Borrowing Policies

The following information is to be added to the material concerning Borrowing Policies on page 74 and 75 of the Prospectus.

Borrowing Policy during the initial period of the offering.

Our advisor may, with approval from our independent board of directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. Such short-term borrowings may be derived from the $10.0 million revolving credit facility established between our advisor and the O.P. as described in this "Borrowing Policies" section. In addition, short-term borrowings may be obtained from third-parties on a case-by-case basis as acquisition opportunities present themselves simultaneous with our capital raising efforts. We view the use of short-term borrowings as an efficient and accretive means of acquiring real estate in advance of raising equity capital. Accordingly, we can take advantage of buying opportunities as we expand our fund raising activities. As additional equity capital is obtained, these short-term borrowings will be repaid. As of March 31, 2008, we had $4.0 million of advances outstanding under our related party revolving credit facility in addition to approximately $4.0 million of mandatorily redeemable preferred equity, which is characterized as mezzanine financing. Excluding such short-term borrowings, our leverage ratio approximated 73% (secured mortgage notes payable as a percentage of total real estate investments, at cost) as of March 31, 2008.